UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. __)*

              Great American Communications Company

                        (Name of Issuer)

                      Class A Common Stock


                 (Title of Class of Securities)

                           389912 10 6

                         (CUSIP Number)

        John F. Hartigan, Esq.   Morgan, Lewis & Bockius
         801 South Grand Avenue, Los Angeles, CA  90017
                         (213) 612-2500

   (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                       December 28, 1993

     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                          SCHEDULE 13D
CUSIP No. 389912 10 6

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lion Advisors, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                       (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4   SOURCE OF FUNDS*
          OO
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or (e)                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_________________________________________________________________
               7   SOLE VOTING POWER
NUMBER OF          1,163,524 shares of Class A Common Stock
SHARES             (issuable upon conversion of Class B Common
BENEFICIALLY       Stock)
OWNED BY       _________________________________________________
EACH REPORTING 8   SHARED VOTING POWER
PERSON         _________________________________________________
WITH           9   SOLE DISPOSITIVE POWER
                   1,163,524 shares of Class A Common Stock (issuable
                   upon conversion of Class B Common Stock)
               _________________________________________________
               10  SHARED DISPOSITIVE POWER
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
     1,163,524 shares of Class A Common Stock (issuable upon conversion of Class B Common Stock)
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        /X/
_________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               10.1%
_________________________________________________________________
14  TYPE OF REPORTING PERSON*
          PN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                STATEMENT PURSUANT TO RULE 13d-1

                             OF THE

                 GENERAL RULES AND REGULATIONS

                           UNDER THE

           SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

_________________________________________________________________
_________________________________________________________________



Item 1.  Security and Issuer.

          This Statement on Schedule 13D relates to Class A Common Stock, par value $.01 per share (together with the Company's Class B Common Stock (described in Item 3 below, the "Common Stock"), of Great American Communications Company, a Florida corporation (the "Company" or "GACC"). The principal executive offices of GACC are located at One East Fourth Street, Cincinnati, Ohio 45202.


Item 2.  Identity and Background.

          This Statement is filed by Lion Advisors, L.P., a
Delaware limited partnership ("Lion Advisors"), which is referred to herein as the "Reporting Person."

          Lion Advisors, a limited partnership organized under the laws of the State of Delaware, is principally engaged in the business of serving as advisor to and representative for its
clients, including Artemis America L.L.C. ("Artemis").   The
address of Lion Advisors' principal business and its principal office is 1301 Avenue of the Americas, New York, New York 10019. Pursuant to an investment management agreement by and between Artemis and Lion Advisors (the "Investment Agreement"), Artemis has appointed Lion Advisors as its exclusive investment manager with respect to an investment account, and Lion Advisors has the sole power to vote and dispose of any securities held in such account.

          The general partner of Lion Advisors is Lion Capital Management, Inc. ("Capital Management"), a Delaware corporation, which is principally engaged in the business of serving as
general partner of Lion Advisors.   The address of the principal
business and principal office of Capital Management is c/o Lion Advisors, L.P., 1301 Avenue of the Americas, New York, New York 10019.

          Attached as Appendix A to Item 2 is information concerning the principals, executive officers, directors and principal shareholders of the Reporting Person and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

          Neither the Reporting Person, Capital Management nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

          In connection with the consummation on December 28, 1993 of the comprehensive restructuring under a joint prepackaged plan of reorganization (the "Reorganization") described in the Disclosure Statement and Proxy Prospectus, dated September 27, 1993, as amended and supplemented, of the Company and two of its holding company subsidiaries (the "Disclosure Statement"), the Reporting Person, on behalf of its client, Artemis, exchanged approximately $41,092,000 in aggregate principal amount of 9 1/2% Senior Secured Notes due 2000 issued by GACC Holding Company, a Delaware corporation and subsidiary of the Company, and acquired beneficial ownership of 1,163,524 shares of Class B Common Stock of the Company, and $19,780,000 in aggregate principal amount of the Company's 14% Senior Extendable PIK Notes Due 2001 (the "New 14% Notes").

          Shares of Class B Common Stock are entitled to one vote for each five shares of such Class B Common Stock, and are convertible on a one-for-one basis into Class A Common Stock, unless the Company reasonably determines that such conversion and subsequent ownership of Class A Common Stock would violate the federal Communications Act of 1934, as amended, or the rules, regulations and policies of the Federal Communications Commission (the "FCC") promulgated thereunder. Because of certain rules, regulations and policies of the FCC and due to other circumstances affecting the Reporting Person, it is not unlikely that the Reporting Person will convert its shares of Class B Common Stock into Class A Common Stock.

          The foregoing response to this Item 3 is qualified in its entirety by reference to the Disclosure Statement, the full text of which is filed as Exhibit 1 hereto and incorporated herein by this reference.


Item 4.  Purpose of Transaction.

          The Reporting Person acquired beneficial ownership of the shares of Common Stock described in Item 3 to which this Statement on Schedule 13D relates as a result of the Reorganization described in the Disclosure Statement. Such shares of Common Stock were acquired in the ordinary course of business for investment purposes and not with the purpose of changing or influencing control of the issuer.

          The Reporting Person may change any of its current intentions, acquire additional shares of Common Stock or other securities of GACC or sell or otherwise dispose of all or any part of the Common Stock or other securities beneficially owned by the Reporting Persons, or take any other action with respect to GACC or any of its debt or equity securities in any manner permitted by law. Except as disclosed in this Item 4, the Reporting Person has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

          The Reporting Person acquired beneficial ownership of the shares of Common Stock described in Item 3 to which this Statement on Schedule 13D relates as a result of the consummation of the transactions contemplated by the Disclosure Statement.

          (a) Lion Advisors indirectly beneficially owns 1,163,524 shares of Class A Common Stock (issuable upon conversion of Class B Common Stock) or 10.1% of the Class A Common Stock outstanding (calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. Beneficial ownership of such shares was acquired as described in
Item 3. As a result of the Letter Agreement (as hereinafter defined) described in Item 6, the Reporting Person, American Financial Corporation ("AFC") and Kemper Financial Services, Inc. ("Kemper"), the other parties to the Letter Agreement, may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended and may be deemed to have shared voting power over of all of the shares of Common Stock owned, in the aggregate, by the Reporting Person, AFC and Kemper. Pursuant to Rule 13d-4, the filing of this Statement shall not be construed as an admission that the Reporting Person or any other person named in Item 2 hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any shares of Common Stock held by AFC or Kemper. (Reference is made to such statements on Schedule 13D as have been or may be filed with the Securities and Exchange Commission by AFC and Kemper for information regarding the such parties and their respective ownership of shares of Common Stock.) The Reporting Person disclaims beneficial ownership of any shares of Common Stock held by AFC or Kemper.

          (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages and such information is incorporated herein by this reference.

          (c) Except as disclosed in Item 3 herein, there have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Person.

          (d) Subject to the terms of the Investment Agreement, the Reporting Person has the sole right to receive dividends from, or the proceeds from the sale of, the securities reported hereon.

          (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
           With Respect to the Securities of the Issuer.

          The responses to Item 3, Item 4 and Item 5 are incorporated herein by this reference.


          Pursuant to a letter agreement among, inter alia, the Reporting Person, AFC and Kemper (the "Letter Agreement"), the Reporting Person has certain "tag-along" rights in the event that AFC proposes to transfer or sell more than 2% of the issued and outstanding Common Stock of the Company (or, after six months, AFC proposes to transfer or sell more than 1% of the issued and outstanding Common Stock of the Company in any three-month period) to an entity not affiliated with AFC. AFC must give at least 20 days' written notice of such proposed transaction to the Reporting Person. Upon receipt of such notice, the Reporting Person, has the right, which must be exercised within 10 days of receipt of such notice, to participate in any such transaction, subject to certain restrictions set forth in the Letter Agreement.

          In addition, in the event that an Acquisition Offer (as defined in the Letter Agreement) is made, and certain other conditions set forth in the Letter Agreement are met, AFC is required to cause the shares of Common Stock beneficially owned by it to be voted in favor of, or tendered for sale pursuant to, an Acquisition Offer.

          The foregoing response to this Item 6 is qualified in its entirety by reference to the Letter Agreement, the full text of which is filed as Exhibit 2 hereto and incorporated herein by this reference.


Item 7.  Material to be Filed as Exhibits.

          (1)  Disclosure Statement.*
          (1)  Letter Agreement.




____________________
* Incorporated by reference to the Disclosure Statement and Proxy Prospectus, dated September 27, 1993, as amended and supplemented, filed with the Securities and Exchange Commission.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 1994

                              LION ADVISORS, L.P.

                           By: Lion Capital Management, Inc.,
                                  General Partner



                         By: /s/ Michael D. Weiner
                              Name: Michael D. Weiner
                              Title: Vice President, Lion Capital
                                                  Management,
Inc.

                         APPENDIX A TO ITEM 2

          The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of Lion Advisors and Lion Capital Management, Inc., a Delaware corporation which is the sole general partner of Lion Advisors ("Capital Management").

          The principal occupation of each of Arthur Bilger, Leon Black, Craig Cogut and John Hannan, each of whom is a United States citizen, is to act as an executive officer and director of Apollo Capital Management, Inc. ("Apollo Capital"), a Delaware corporation which is the managing general partner of Apollo Advisors, L.P. ("Advisors"), a Delaware limited partnership, and of Capital Management, and each is a limited partner of Advisors and Lion Advisors. The principal business of Advisors and of Lion Advisors is to provide advice regarding investments in securities.

          Mr. Bilger is a Vice President and a director of Apollo
Capital and Capital Management.  Mr. Bilger's business address is
1999 Avenue of the Stars, Los Angeles, California 90067.

          Mr. Black is the President and a director of Apollo
Capital and the President and a director of Capital Management.
Mr. Black's business address is Two Manhattanville Road,
Purchase, New York 10577.

          Mr. Cogut is a Vice President and a director of Apollo
Capital and the Secretary and a Vice President and director of Capital Management. Mr. Cogut's business address is Two
Manhattanville Road, Purchase, New York 10577.

          Mr. Hannan is a Vice President and director of Apollo
Capital and a Vice President and director of Capital Management.
Mr. Hannan's business address is Two Manhattanville Road,
Purchase, New York 10577.

          Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, each serves as a director of Apollo Fund Administration Limited ("Administration") which is the administrative general partner of Advisors. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract. Messrs. Bilger, Black, Cogut and Hannan are the beneficial owners of the stock of Administration.